November 13, 2008

To:	Mr. John Cash, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549 - 7010

Re:	Myers Industries, Inc.
Form 10-K for the year ended December 31, 2007
Definitive Proxy Statement, March 20, 2008
Form 10-Q for the quarter ended June 30, 2008
File No. 1-8524
Dear Mr. Cash:
In reference to your letter dated October 30, 2008, pertaining to the above referenced filings, please see the corresponding response following each item below. For your convenience, we have repeated the text of your comments in italics font.
Form 10-K for the year ended December 31, 2007
Item 1A. Risk Factors, page 10
1.	We note the statement “Risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the applicable statements include, but are not limited to” the risk factors described and discussed. Since you must disclose all risks that it believes are material, delete the phrase “but are not limited to” in future filings.

Myers Industries, Inc. (hereinafter referred to as the “Company”) will delete the phrase “but are not limited to” in all future filings from the lead-in sentence to the detailed risk factors in Item 1A. Further, the Company believes that it has disclosed all risks and uncertainties that are material to the financial statements for the year ended December 31, 2007 and for all 2008 interim reporting periods.
Results of Operations, page 21
2.	Throughout the discussion of your results of operations you cite multiple factors for changes in your results. Please revise future filings, to the extent practicable, to quantify the impact of each factor you identify when you identify multiple factors as impacting your results of operations. For example, on page 23 you cite that the key factors influencing profitability in the Distribution segment in 2007 were unfavorable product mix in the second half of the year and increased operating expenses associated with productivity initiatives and strategic investments in personnel and technology for long term growth but you did not quantify the impact of either.

The Company will revise future filings, beginning with the September 30, 2008 Form 10-Q, to quantify the impact of each identified factor that contributes to a significant change in operations, if it is practicable to do so.
Liquidity and Capital Resources, page 25
3.	We read that you are in compliance with your debt covenants as of December 31, 2007. To the extent material to an understanding of your overall liquidity, please revise future filings to provide quantified disclosures regarding current compliance with your most restrictive debt covenants and any related trends in such compliance.

The Company will revise future filings, beginning with the September 30, 2008 Form 10-Q, to provide quantified disclosures regarding current compliance with our most significant financial covenants.
Market Risk and Derivative Financial Instruments, page 26
4.	We read that in the fourth quarter of 2007 you started a systematic hedging program to limit the exposure to fluctuations in exchange rates related to your operations in Canada and its impact. In future filings please expand your disclosures to explain this program and its impact. Additionally, if appropriate, please enhance your summary of significant accounting policies in the notes to your financial statements to clearly explain your accounting policies for these hedging programs.

In the fourth quarter of 2007, the Company began a systematic program to limit its exposure to fluctuations in exchange rates related to certain assets and liabilities of its operations in Canada and Brazil that are denominated in U.S. dollars. The net exposure related to these assets and liabilities generally range from $5 to $10 million. The foreign currency contracts and arrangements created under this program are not designated as hedged items under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and accordingly, the changes in the fair value of the foreign currency arrangements, which have been immaterial, are recorded in the income statement. The Company’s foreign currency arrangements are generally three months or less and expire before the end of each fiscal quarter.

Given this explanation and based on the insignificant exposure and impact to the financial statements, the Company does not consider the accounting for transactions under this program to be a significant accounting policy and, as such, we have not disclosed it as a critical accounting policy in Item 7 of the Form 10-K. However, beginning with the September 30, 2008 Form 10-Q, the Company has added language to Item 3, Quantitative and Qualitative Disclosures About Market Risk, that enhances the disclosure related to the nature of the program, a range of net exposure and its accounting policy for the transactions under the program.
Exhibits 31(a) and 31(b)
5.	We note that the certifying individuals included their titles in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K and that the titles of the certifying individuals were included in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K in exhibits 31(a) and 31(b) to the March 31, 2008 and June 30, 2008 10-Q’s. Confirm that the individuals certified the reports in their individual capacities, and remove their titles from the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K in future filings.

The Company confirms that the certifying officers certified the reports in their individual capacities. Further, the Company will remove the titles for the certifying officers in the introductory sentence of the certifications required by Item 601(b)(31) for all future filings, including the amended Form 10-K for the period ended December 31, 2007 pursuant to your comment (#6) below.

6.	We note that the certifying individuals omitted the internal control over financial reporting language from the introductory portion of paragraph 4 of the certifications. Please file an amendment to the 10-K containing full Item 9A disclosure and your financial statements. See Section 246.13 in our July 3, 2008 Compliance & Disclosure Interpretations which is available on the Commission’s website at http://www.sec.gov.

The Company has filed an amended Form 10-K for the period ended December 31, 2007 that adds the following language to the introductory portion of paragraph 4 of the certifications (after the existing parenthetical notation): “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant”.
March 20, 2008 Definitive Proxy Statement
Executive Compensation and Related Information, page 9
7.	We note that you consider data on compensation practices of other companies in setting base salaries. To the extent that you use this data as a benchmark in setting base salaries or other compensation, please clarify this and identify the companies that you use as a basis for this comparison.

Beginning with the March 2009 Proxy Statement, the Company will clarify the benchmark data, including the peer group companies that are referenced in setting base salaries.

8.	It appears that in 2007 improvements in operating income and cash flow as compared to levels in the prior year were material to your determination of the amount of cash bonus to pay the named executive officers. In 2008, you will look to improvements in EBITDA and cash flow to determine the amount of bonuses you will pay. When you report 2008 compensation, you must discuss in more detail how you measured improvements in EBITDA and cash flow and how those improvements will determine the amount of the bonus, including any target amount if improvement underlying the actual amount of bonus paid. For example, if a portion of the bonus calculation links various percentage improvements in EBITDA in 2008 as compared to 2007 with various payment amounts or percentage of salary amounts, then you must disclose these amounts and percentages.

Beginning with the March 2009 Proxy Statement, the Company will discuss how it measured improvements in EBITDA and cash flow and how these improvements are linked to the amounts paid to the named executives, including links from measured improvements to the actual bonus payments or percentages paid.

9.	When you report your fiscal 2008 cash bonus awards, provide disclosure of the amount of the aggregate cash bonus awards attributable to the EBITDA component and the amount of the aggregate cash bonus awards attributable to the cash flow component. We note that although you disclosed the aggregate cash bonus awards of $591,465 and $230,000 for fiscal 2007, you did not disclose the amounts of the aggregate cash bonus awards for fiscal 2007 attributable to the operating income component, the cash flow component, and the performance component. See Item 402(b) of Regulation S-K and the instructions to Item 402(b) of Regulation S-K. For additional guidance, you may wish to refer to Section H.B. of Release No. 34-54302A.

Beginning with the March 2009 Proxy Statement, the Company will revise its Summary Compensation Table to include the components of the aggregate cash bonus paid that are attributable to the EBITDA and cash flow components.
Form 10-Q for the quarter ended June 30, 2008
Liquidity and Capital Resources, page 20

10.	We note that you used cash for operating activities during the first six months of 2008, that sales have decreased period over period and that you have incurred additional long term debt. In future filings, please enhance your liquidity discussion to address your current financial position, how you expect future operations to impact your liquidity, for example, you indicate that the decline in revenue from the auto industry could have a significant impact on your business, and discuss your current financing sources and any potential risks related to those sources. Please address whether you have experienced or expect to experience increased financing costs and the impact that has had or may have on your business.

As discussed with you on November 6, 2008, the Company has not experienced increased financing costs and does not expect to experience any significant impact related to current events in the financial markets. To clarify this expectation, the Company will revise future filings, beginning with the September 30, 2008 Form 10-Q, to specifically indicate the expiration date for the Company’s Credit Agreement and the status of the key financial covenants. In addition, as necessary, the Company will enhance the discussion surrounding its liquidity position, significant changes in financing sources and the impact to our business.
Also, the Company acknowledges that:
1.)	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

3.)	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have questions regarding our responses, you can contact me at (330) 761-6303 or Pat Blake, Corporate Controller at (330) 761-6278.
Very truly yours,

/s/ Donald A. Merril Donald A. Merril
Vice President and Chief Financial Officer
(Duly Authorized Officer and Principal
Financial Accounting Officer)